UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. _3_)

Boston Omaha Corporation

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

101044105

(CUSIP Number)

1411 Harney Street, Suite 200

Omaha, Nebraska 68102

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 12 Pages

CUSIP No. 101044105	13D	Page 1 of 12 Pages

1.	NAMES OF REPORTING PERSONS Magnolia Capital Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (power for all SMAs) 0
	8.	SHARED VOTING POWER 580,558
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 580,558
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,558
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 101044105	13D	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Magnolia BOC I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (power for all SMAs) 0
	8.	SHARED VOTING POWER 4,782,532
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,782,532
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,782,532
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 101044105	13D	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Magnolia BOC II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (power for all SMAs) 0
	8.	SHARED VOTING POWER 2,070,328
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,070,328
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,070,328
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 101044105	13D	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS The Magnolia Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF OKLAHOMA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,526,594
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,526,594
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,526,594
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.6%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 101044105	13D	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Adam K. Peterson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,614,556
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,614,556
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,614,556
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 101044105	13D	Page 6 of 12 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of Class A common stock, par value $0.001 per share (the “Common Stock”) of Boston Omaha Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 292 Newbury Street, Suite 333, Boston, Massachusetts 02115.

Item 2. Identity and Background.

(a)-(c)	This Schedule 13D is being jointly filed by Magnolia Capital Fund, LP (“MCF”), Magnolia BOC I, LP (“BOC I”), Magnolia BOC II, LP (“BOC II”), The Magnolia Group, LLC (“TMG”), a registered investment adviser, and Adam K. Peterson (each a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, par value $0.001 per share of the Issuer (the “Common Stock”) owned directly by MCF.

TMG is the general partner of MCF, BOC I, and BOC II. Mr. Peterson is the managing member of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the Common Stock held by MCF, BOC I, and BOC II and, as a result, may be deemed to be indirect beneficial owners of shares of Common Stock held by MCF, BOC I, and BOC II. TMG and Mr. Peterson disclaim beneficial ownership of the Common Stock.

The principal business address of each of the Reporting Persons is 1411 Harney Street, Suite 200

Omaha, Nebraska 68102.

(d)	During the past five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none the of Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	MCF, BOC I, and BOC II are Delaware limited partnerships. TMG is an Oklahoma limited liability company and registered investment adviser. Mr. Peterson is a U.S. citizen.

Item 3. Source or Amount of Funds or Other Consideration.

The source and consideration for the Common Stock beneficially owned by the Reporting Persons, as described in this Schedule 13D, are as follows:

(1)	MCF directly holds 527,778 shares of Class B Common Stock and 52,778 Class B warrants. Its cost basis in these assets is $5,252,568.00. Consideration for these assets came from the working capital of MCF.

(2)	TMG directly holds 93,176 shares of Common Stock. The shares held directly by TMG were originally purchased by MCF and distributed in-kind to TMG effective as of June 30, 2018 at a cost basis of $1,070,961.18. Consideration for these shares, when originally purchased, came from the working capital of MCF.

(3)	Adam K. Peterson directly holds 87,962 shares of Common Stock and he holds interest in MCF, BOC I, BOC II, and TMG. The shares held directly by Mr. Peterson were originally purchased by MCF and distributed in-kind to Mr. Peterson effective as of June 30, 2018 at a cost basis of $1,011,033.67. Consideration for these shares, when originally purchased, came from the working capital of MCF.

(4)	BOC I directly holds 4,782,532 shares of Common Stock. 1,888,412 shares of the Common Stock was purchased by TMG for the benefit of BOC I at an aggregated price of approximately $44,000,000, and consideration for these shares of Common Stock came from the working capital of BOC I. The 2,894,120 additional shares of Common Stock reported in this Schedule 13D were originally purchased by MCF and contributed to BOC I effective as of June 30, 2018 at a cost basis of $33,264,874.98, and consideration for these shares of Common Stock, when originally purchased, came from the working capital of MCF.

(5)	BOC II directly holds 2,070,328 shares of Common Stock. 1,330,472 shares of the Common Stock was purchased by TMG for the benefit of BOC II at an aggregated price of approximately $31,000,000, and consideration for these shares of Common Stock came from the working capital of BOC II. The 739,856 additional shares of Common Stock reported in this Schedule 13D were originally purchased by MCF and contributed to to BOC II effective as of June 30, 2018 at a cost basis of $8,503,863.30, and consideration for these shares of Common Stock, when originally purchased, came from the working capital of MCF.

Item 4. Purpose of Transaction.

This Schedule 13D amendment is being filed to report that, effective June 30, 2018, MCF distributed in-kind to TMG, as its general partner, and to its limited partners, 7,062,496 shares of Common Stock. As a result of the distribution:

(1) MCF is no longer deemed a beneficial owner of such distributed shares and, accordingly, the number of shares reported by MCF is decreased by 7,062,496 (with a corresponding decrease in the number of shares beneficially owned by TMG, as the general partner of MCF, and Adam Peterson, as the managing member of TMG)

(2) TMG and certain limited partners of MCF contributed a portion of such shares to BOC I and BOC II, causing BOC I to increase its beneficial ownership by an additional 2,894,120 shares of Common Stock and BOC II to increase its beneficial ownership by an additional 739,856 shares of Common Stock (with a corresponding increase in the number of shares beneficially owned by TMG, as the general partner of BOC I and BOC II), and Adam Peterson, as the managing member of TMG) (collectively, the “BOC Shares”)

(3) TMG received 93,176 shares of Common Stock to be held in its own name (the “TMG Shares”), and

(4) Adam Peterson received an additional 87,962 shares of Common Stock to be held in his own name (the “AP Shares”).

Except for the BOC Shares, the TMG Shares, and the AP Shares, the remainder of the shares of Common Stock that were previously held by and reported by MCF were distributed in-kind to partners of MCF that are unaffiliated with the Reporting Persons and thus such shares of Common Stock are no longer deemed beneficially owned by the Reporting Persons and are no longer reported by the Reporting Persons in this Schedule 13D.

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business. All purchases of the Common Stock were based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Given the Reporting Persons’ ownership percentage of, and Mr. Peterson’s role with, the Issuer, the Reporting Persons holding of the Common Stock may have the purpose or effect of controlling the Issuer.

Although Reporting Persons have no specific plan or proposal to acquire additional Common Stock or dispose of the Common Stock, Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.

Adam K. Peterson is co-Chief Executive Officer and co-Chairman of the Board of the Issuer. As a result, the Reporting Persons will, in the ordinary course, engage in communications with one more shareholders of the Issuer, one or more officers of the Issuer, other members of the board of directors of the Issuer, and other representatives of the Issuer regarding the Issuer.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a)	Currently, the Reporting persons beneficially own 7,033,998 shares of Class A common stock, 527,780 shares of Class B common stock, and 52,778 Class B warrants. The Class B warrants include 1,262 Class B warrants at a strike price of $8.00 and 51,516 Class B warrants at a strike price of $10.00.

The Class B warrants are convertible at any time and at the holder’s election into shares of the Issuer’s Class B common stock. The Class B common stock is convertible at any time, at the holder’s election and for no additional consideration, into shares of Class A common stock on a one-on-one basis. The conversion right has no expiration date.

Based on the foregoing:

Mr. Peterson may be deemed the beneficial owner of 7,614,556 shares of Common Stock held for himself and the accounts of TMG, MCF, BOC I, and BOC II.

TMG may be deemed the beneficial owner of 7,526,594 shares of Common Stock held for itself and the accounts of the MCF, BOC I, and BOC II.

MCF may be deemed the beneficial owner of 580,558 shares of Common Stock that it holds.

BOC I may be deemed the beneficial owner of 4,782,532 shares of Common Stock that it holds.

BOC II may be deemed the beneficial owner of 2,070,328 shares of Common Stock that it holds.

The Issuer’s 8-K, filed on May 15, 2018, listed 20,666,017 shares of the Issuer’s Class A common stock outstanding, and 1,055,560 shares of Class B common stock outstanding. The shares beneficially owned, in total, represent approximately 35.0% of the Shares issued and outstanding. For purposes of determining the number of shares outstanding, for those Reporting Persons that report beneficial ownership of the Warrants, the Common Stock underlying the Warrants has been added to the Issuer’s reported outstanding share count.

(b)	The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 5(b) for each such Reporting Person.

(c)	In the past 60 days, the following transactions were effected by TMG on behalf of MCF, BOC I and BOC II:

MCF distributed in-kind to a limited partner 146,338 shares of the Issuer’s Common Stock effective as of March 31, 2018 and MCF distributed in-kind another 146,327 shares of the Issuer’s Common Stock to the limited partner effective as of April 30, 2018. No purchase price was paid in connection with the transaction. The transaction was effected through MCF’s account.

TMG acquired an additional 920,412 and 648,472 shares of the Issuer’s Common Stock on behalf of BOC I and BOC II pursuant to the Purchase Agreement. The issuance of shares of Common Stock at the second closing under the Purchase Agreement was approved by the Company’s Board of Directors on May 15, 2018. The shares were acquired at a price of $23.30 for a net purchase price of $36,555,000. The transaction was effected through BOC I’s and BOC II’s respective accounts.

Effective June 30, 2018, MCF distributed in-kind to its general partner and its limited partners 7,062,496 shares of its Common Stock, as described above in Item 4. No purchase price was paid in connection with the transaction. The transaction was effected through MCF’s account.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	This item is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The powers of disposition and voting of the shares held for MCF are held pursuant to a limited partnership agreement entered into between MCF and TMG. The powers of disposition and voting of the shares held for BOC I and BOC II are held pursuant to investment agreements entered into individually by the respective entities and TMG. As described above in Item 2, Mr. Peterson is the managing member of TMG.

On May 15, 2018, at the second closing, BOC I entered into a Stockholders Agreement with the Issuer restricting its ability to sell and vote the shares it acquired pursuant to the Purchase Agreement. The Stockholders Agreement was included in the Issuer’s most recent 8-K, filed on May 15, 2018.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as Exhibits to this statement.

Exhibit A – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Magnolia Capital Fund, LP
By:	The Magnolia Group, LLC, General Partner
By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	July 2, 2018

Magnolia BOC I, LP
By:	The Magnolia Group, LLC, General Partner
By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	July 2, 2018

Magnolia BOC II, LP
By:	The Magnolia Group, LLC, General Partner
By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	July 2, 2018

The Magnolia Group, LLC
By:	The Magnolia Group, LLC
By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	July 2, 2018

Adam K. Peterson

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson

Date:	July 2, 2018

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange act of 1934, the undersigned agree, as of July 2, 2018, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need to be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Boston Omaha Corporation, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

Dated: July 2, 2018

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

Magnolia BOC I, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

Magnolia BOC II, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

By:	/s/ Adam K. Peterson
Adam K. Peterson